EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2012

The following discussion and analysis of the results of operations and financial position of Levon Resources Ltd. (the “Company” or “Levon”) for the year ended March 31, 2012 should be read in conjunction with the March 31, 2012 Audited Consolidated Financial Statements (“the Financial Statements”) and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated June 29, 2012 and discloses specified information up to that date. Levon is classified as a “TSX issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards (“IASB”) and IFRS 1, First Time Adoption of IFRS.  Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s 2011 comparatives and the statement of financial position as of April 1, 2010 in this MD&A have been presented in accordance with IFRS. Unless otherwise cited, references to dollar amounts are in Canadian dollars.

Throughout this report we refer to “Levon”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Levon Resources Ltd.  We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.levon.com.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The Company’s financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. These are the Company’s first annual financial statements to be presented in accordance with IFRS and IFRS 1 First-time adoption of International Financial Reporting Standards has been applied. Previously, the Company prepared its annual and interim financial statements in accordance with Canadian GAAP.  Note 17 of the March 31, 2012 financial statements contains reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on the statements of financial position as at April 1, 2010 and March 31, 2011 and the statements of operations and comprehensive loss and cash flows for the year ended March 31, 2011.

The most significant impacts of the adoption of IFRS, together with details of the IFRS 1 exemptions and IFRS policy choices taken, are described in the “First Time Adoption of International Financial Reporting Standards” section of this MD&A.  Comparative information has been restated to comply with IFRS requirements, unless otherwise indicated.

NON-GAAP MEASURES

In this document “Loss before other items per Share, basic and diluted” and “Working capital” are non-GAAP measures, as they do not have any standardized meanings as prescribed by IFRS. They are used to assist management in measuring the Company’s ability to finance operations and meet financial obligations.  Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with IFRS, or other measures of financial performance calculated in accordance with IFRS. The non-GAAP measures are unlikely to be comparable to similar measures presented by other issuers.

BUSINESS DESCRIPTION

Levon is an exploration stage public company listed on the Toronto Stock Exchange (“TSX”) under the symbol LVN and on the Frankfurt Stock Exchange under the symbol L09. Levon commenced trading on the Toronto Stock Exchange on February 13, 2012, and concurrently de-listed its shares from the TSX-V. The Company is a reporting issuer in each of the Provinces of Canada, except Quebec, and its international ISIN number is CA 5279011020. The Company’s principal business activities are the exploration and development of exploration and evaluation assets.

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a mine. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2012

BUSINESS DESCRIPTION (Continued)

On March 25, 2011, the Company acquired all of the shares of Valley High Ventures Ltd. (“VHV”) pursuant to a court-approved plan of arrangement (the “Arrangement”).  Prior to the Arrangement, VHV was a Canadian based precious and base metal exploration company with projects located in Mexico, British Columbia and Yukon. Prior to the Arrangement, VHV owned 49% of the Cordero Property and the Company held the remaining 51% interest.  As consideration for the Company’s acquisition of VHV’s 49% interest in the Cordero Property, together with VHV’s cash assets, VHV shareholders received one Common Share of the Corporation and 0.125 of a share of a new exploration company, Bearing Resources Ltd. (“Bearing”).  In connection with the Arrangement, all of VHV’s exploration assets other than the Cordero Property and the Perla property were transferred to Bearing, as well as $1,800,000 in cash.  Upon the Arrangement becoming effective, former VHV shareholders were issued an aggregate of 73,322,636 Common Shares, representing approximately 43% of the issued and outstanding Common Shares of the Company on a fully-diluted basis, and 100% of the shares of Bearing.  The acquisition consolidates Levon’s ownership of the Cordero Property to 100% through their wholly owned Mexico subsidiary company Minera Titan.   Levon also formed an operating company Administración de Proyectos Levon en México, S.A. de C.V., which is under contract to Minera Titan to complete the Cordero exploration program.

The Company has a wholly-owned subsidiary named Valley High Ventures Ltd. incorporated under the laws of British Columbia, Canada, and three wholly-owned subsidiaries incorporated under the laws of Mexico, namely Administración de Proyectos Levon en México, S.A. de C.V., Minera Titan S.A. de C.V.and Minera El Camino, S.A. de C.V. Levon also has three wholly-owned subsidiaries incorporated under the laws of British Virgin Islands, namely Aphrodite Asset Holdings Ltd. Turney Assets Limited. and Citrine Investment Holdings Ltd.

2012 HIGHLIGHTS AND SIGNIFICANT EVENTS

•	On May 19, 2011, the Company completed a short-form prospectus financing issuing 20,600,000 common shares at a price of $1.95 per common share for gross proceeds of $40,170,000.

•
During the year ended March 31, 2012, 925,000 stock options were exercised for  proceeds of $366,000, 13,558,723 warrants were exercised for proceeds of $13,697,750, and 766,720 broker warrants were exercised for proceeds of $766,720.

•	The Company commenced trading on the Toronto Stock Exchange on February 13, 2012, and concurrently de-listed its shares from the TSX-V.

•
A favorable PEA was completed in March 2012 by considering the uppermost 30% portion of the first resource.   The PEA considers mining through the Stage 4 open pits    The PEA projects a pre-tax Internal Rate of Return (IRR) of 19.5% (at a silver price of $25.15/oz., gold price of $1,384.77/oz., zinc price of $0.91 per pound, and lead price of $0.96 per pound) over a projected 15 years to complete the first four stages of open pit mining. The potential metal production over the 15 years of mining is 131,156,000 ounces of silver, 190,000 ounces of gold, 1,373,359,000 pounds of zinc, and 1,033,407,000 pounds of lead.  Mill feed production rates are estimated at 40.0 thousand tonnes per day (Tpd) or 14.6 million tonnes per year. The capital cost of the project is estimated to be $646,800,000, with operating costs (mine, mill, process plant operating, general administration, treatment, and transportation charges) estimated at $13.82 per tonne. The PEA projects a 5.5 year payback on the base case. Sensitivity analysis by M3 projects a 3.8 year payback on the more recent $30 silver price. Full details are provided in the section below titled Overall Performance.

•
Cordero Phase 4 drill results with completed assays from holes C11-161 to C12-233 were forwarded to IMC to complete an updated resource calculation. IMC  reports an additional 33,380m of core drilling (41 holes) were modeled along with holes of the first resource that shows an increase in the Indicated Resource of 53 million (M) ounces of silver (Ag), 37 thousand (K) ounces of gold (Au), 0.8 billion (B) pounds (lbs) of zinc (Zn) and 0.4 billion (B) lbs of lead (Pb) with improved grades in Ag, Zn and Pb. Table 1 summarizes the current mineral resource compared to the June 2011 mineral resource at a $6.00/t NSR cutoff grade. Table 2 shows the current mineral resource at higher NSR cutoff grades. The NSR inputs and calculation method used for the current Mineral Resource is the same as used for the 2011 Mineral Resource estimate. Full details are provided in the section below titled Overall Performance.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2012

OVERALL PERFORMANCE

Cordero Silver, Gold, Zinc, Lead Project, Mexico

The Company’s wholly owned Cordero-Sanson Project (“Cordero”) is located 35 km northeast of the town of Hidalgo Del Parral, in the southern part of the state of Chihuahua in north central Mexico.  In February of 2009, the Company commenced field work on the Cordero project exploring for large scale, bulk tonnage, porphyry type Ag, Au, Zn, Pb deposits, a number of which have been recently discovered in similar geologic settings in north central Mexico (Penasquito, Pitarrilla, Camino Rojo and others).

The Cordero property consists of contiguous staked and optioned mining claims that now total about 20,000 hectares.

Levon exploration establishes the property covers two mineralized porphyry belts and a mineralized volcanic center staked 5 kilometers south of the main Cordero claim block.

The Company’s exploration has focused mainly within the Cordero Porphyry Belt in a southern tier of the main claim block. The Cordero Porphyry Belt is defined through 15 km of strike with widths from 3-5 km, by six mineralized porphyry and diatreme intrusive centers. Three bulk tonnage Ag, Au, Zn, Pb discoveries have been made and grid drilled in the central part of the Belt. The grid drilling confirms that the Pozo de Plata Diatreme, the Josefina Mine Zone and the Cordero Porphyry Zone discoveries merge into a single large scale bulk tonnage, open pit mineral deposit.  Initial outlying exploration drilling has also been completed in the Porfido Norte Belt 10 km to the north and the Perla Volcanic center 5 km to the south with some future follow up warranted.

Early Phase 3 grid drilling results through hole C11-160 (160 total core holes) were sufficient to calculate the first NI 43-101 resource, which was calculated by International Mining Consultants (“IMC”), Tucson, Arizona and published June 21, 2011.  IMC collaborated with M3 Engineering & Technology (“M3”), Tuscon, Arizona to supply metal price and metallurgical recovery test results incorporated in the resource calculation.

The mineral resource estimate is within an entire open pit geometry of an 8 Stage open pit, with a preliminary waste to mineral resource strip ratio of 1.7:1 using a base case USD $6/tonne (T) net smelter return (“NSR”) cutoff. Most of the “waste” material is in areas around the resource which have yet to be drilled.  The resource is open to expansion.  IMC estimates the mineral resource contains:

•	An indicated resource of 521.6 million tonnes (MT) containing: 310.9 million ounces (Moz) silver, 0.908 Moz gold, 5.3 billion pounds (Blbs) zinc, 2.9 Blbs lead.

•	An inferred resource of 200.9 MT containing: 139.9 Moz silver, 0.229 Moz gold, 2.2 Blbs zinc, 1.2 Blbs lead.

Using a USD $15 NSR cutoff, a subset of the total Mineral Resource within the open pit geometry includes:

•	An indicated resource of 170.7 MT containing: 173.9 Moz silver, 0.466 Moz gold, 2.7 Blbs zinc, 1.7 Blbs lead.

•	An inferred resource of 65.5 MT containing: 88.4 Moz silver, 0.094 Moz Au, 1.2 Blbs zinc, 0.7 Blbs lead.

Table 1 provides a summary of the mineral resource at various cutoffs. The mineral resource is based on the assays from 160 core holes as of June 1, 2011. An ordinary kriged block model was developed from the drill hole assay data by IMC. The mineral resource is within a floating cone, open pit geometry. The NSR values (table 1) reflect the value of the metals recovered after applying estimated milling and smelting recoveries, transportation, smelting, and refining charges current in July 2011. The base case metal prices used for NSR values are USD $25 per ounce silver, USD $1200 per ounce gold, USD $1.00 per pound zinc and USD $1.00 per pound lead. The mill recoveries, metal distribution, smelting charges, and transportation charges used by IMC are conservative estimates provided by M3 based on best available information.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2012

OVERALL PERFORMANCE (Continued)

Cordero Silver, Gold, Zinc, Lead Project, Mexico (Continued)

Table 1. The mineral resource includes the Pozo de Plata Diatreme, the Josefina Mine Zone, and the Cordero Porphyry Zone discoveries. The three discoveries remain open to expansion as delineation core drilling continues. The resource has yet to be closed off and requires delineation drilling to determine its geometric limits the ultimate geometry of the mineralization and the strip ratio.

Table 1: Cordero Mineral Resource; IMC ordinary kriged block model using core drilling through hole C11-160
		Pozo de Plata Area (Includes Josefina)						Porphyry Zone					Combined Areas
NSR Cutoff, $/T	Resource Class	Million Tonnes	Ag, g/T	Au, g/T	Zn, %	Pb, %	Million Tonnes	Ag, g/T	Au, g/T	Zn, %	Pb, %	Million Tonnes	Ag, g/T	Au, g/T	Zn, %	Pb, %

$6.00	Indicated	293.23	20.04	0.07	0.44	0.26	228.33	16.61	0.03	0.49	0.24	521.56	18.54	0.05	0.46	0.25
	Inferred	32.44	19.54	0.05	0.56	0.27	168.41	22.07	0.03	0.47	0.27	200.85	21.66	0.04	0.49	0.27

$10.00	Indicated	188.89	25.59	0.09	0.54	0.33	126.21	22.13	0.03	0.64	0.33	315.11	24.20	0.07	0.58	0.33
	Inferred	21.91	24.17	0.06	0.70	0.35	168.41	22.07	0.03	0.47	0.27	190.32	22.31	0.04	0.50	0.28

$15.00	Indicated	107.99	32.98	0.11	0.66	0.43	62.73	29.44	0.04	0.83	0.45	170.72	31.68	0.09	0.72	0.44
	Inferred	12.90	30.54	0.06	0.88	0.45	52.59	44.81	0.04	0.83	0.52	65.48	42.00	0.05	0.84	0.51

$20.00	Indicated	65.51	39.75	0.14	0.76	0.52	34.63	36.73	0.04	1.00	0.56	100.14	38.71	0.10	0.84	0.53
	Inferred	6.60	39.66	0.07	1.12	0.59	35.47	56.19	0.04	0.97	0.61	42.06	53.60	0.05	0.99	0.61

Metal	Price	Mill Recovery
		Pb Conc.	Zn conc.
Silver	$25.00/oz	60%	19%
Zinc	$1.00/lb		50%
Lead	$1.00/lb	70%
Gold	$1200/oz	not included

IMC had previously completed an in-house calculation and recommended the Company contract M3 to complete the initial engineering studies at Cordero based on IMC’s experience with similar data they had encountered at Penasquito in its early exploration stages.

M3 and IMC again collaborated on the PEA and first considered modeling the entire first resource within the original 8 Stage open pit.  The first resource had yet to be completely delineated and was open to expansion in most directions and at depth.  All undrilled areas were modeled as waste in the analysis.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2012

OVERALL PERFORMANCE (Continued)

Cordero Silver, Gold, Zinc, Lead Project, Mexico (Continued)

A favorable PEA, announced January 30, 2012 was derived by considering the uppermost 30% portion of the first resource.   The PEA considers mining through the Stage 4 open pits    The PEA projects a pre-tax Internal Rate of Return (IRR) of 19.5% (at a silver price of $25.15/oz., gold price of $1,384.77/oz., zinc price of $0.91 per pound, and lead price of $0.96 per pound) over a projected 15 years to complete the first four stages of open pit mining. The potential metal production over the 15 years of mining is 131,156,000 ounces of silver, 190,000 ounces of gold, 1,373,359,000 pounds of zinc, and 1,033,407,000 pounds of lead.  Mill feed production rates are estimated at 40.0 thousand tonnes per day (Tpd) or 14.6 million tonnes per year. The capital cost of the project is estimated to be $646,800,000, with operating costs (mine, mill, process plant operating, general administration, treatment, and transportation charges) estimated at $13.82 per tonne. The PEA projects a 5.5 year payback on the base case. Sensitivity analysis by M3 projects a 3.8 year payback on the more recent $30 silver price.

Phase 4 delineation grid drilling of the first resource continued during the resource calculation and PEA studies.  The Phase 4 drill program is designed to delineate the geometry, tenor, and geology of the first Cordero bulk tonnage silver, gold, zinc, and lead (Ag, Au, Zn, Pb) resource (news release of June 21, 2011) presenting opportunities to improve economics, supporting expanded facilities with higher throughput rates, lowering the capital and operating costs per tonne.

Cordero Phase 4 drill results with completed assays from holes C11-161 to C12-233 were forwarded to IMC to complete an updated resource calculation. The drill results included 30 outlying exploration holes not associated with the resource.   IMC recalculated the Cordero resource on the basis of the latest drill results and released their results on June, 9, 2012 (news release of June 19, 2012).  IMC  reports an additional 33,380m of core drilling (41 holes) were modeled along with holes of the first resource that shows an increase in the Indicated Resource of 53 million (M) ounces of silver (Ag), 37 thousand (K) ounces of gold (Au), 0.8 billion (B) pounds (lbs) of zinc (Zn) and 0.4 billion (B) lbs of lead (Pb) with improved grades in Ag, Zn and Pb. Table 1 summarizes the current mineral resource compared to the June 2011 mineral resource at a $6.00/t NSR cutoff grade. Table 2 shows the current mineral resource at higher NSR cutoff grades. The NSR inputs and calculation method used for the current Mineral Resource is the same as used for the 2011 Mineral Resource estimate.

Table 1: Cordero Mineral Resource - Comparison between the June 2011 Mineral Resource and the Current Mineral Resource Using a $6.00/t NSR Cutoff

		Combined Areas (above cutoff)					Contained Metal
Resource Date	Resource Class	Million Tonnes	Ag g/t	Au g/t	Pb %	Zn %	Silver oz's millions	Gold oz's millions	Lead lbs Billions	Zinc lbs Billions
June 2011	Indicated	521.56	18.54	0.054	0.25	0.46	310.9	0.908	2.9	5.3
	Inferred	200.85	21.66	0.035	0.27	0.49	139.9	0.229	1.2	2.2

June 2012	Indicated	547.70	20.67	0.054	0.27	0.51	363.9	0.945	3.3	6.1
	Inferred	134.33	21.12	0.035	0.23	0.41	91.2	0.152	0.7	1.2

		Pozo de Plata Area (above cutoff)					Porph	i/ry Zone (above cutoff
Resource Date	Resource Class	Million Tonnes	Ag, g/t	Au g/t	Pb %	Zn %	Million Tonnes	Ag g/t	Au g/t	Pb %	Zn %
June 2011	Indicated	293.23	20.04	0.073	0.26	0.44	228.33	16.61	0.030	0.24	0.49
	Inferred	32.44	19.54	0.048	0.27	0.56	168.41	22.07	0.033	0.27	0.47
June 2012	Indicated	276.30	21.94	0.074	0.29	0.49	271.40	19.37	0.033	0.26	0.53
	Inferred	15.87	17.36	0.051	0.19	0.38	118.46	21.62	0.033	0.24	0.41

Metal	Price	Mill Recovery
		Pb Cone	Zn Cone
Silver	25.00 / oz	60%	15%
Lead	1.00 /lb	70%
Zinc	1.00/lb		70%
Gold	1200/oz	No recovery included to date

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2012

OVERALL PERFORMANCE (Continued)

Cordero Silver, Gold, Zinc, Lead Project, Mexico (Continued)

Table 2: Cordero June 201 2 M in era I Resource Tabulated at Higher NSR Cutoff Grades

		Combined Areas (above cutoff)					Contained Metal
NSR Cutoff S/t	Resource Class	Million Tonnes	Ag g/t	Au g/t	Pb %	Zn %	Silver oz's (millions)	Gold oz's (millions)	Lead lbs (billions)	Zinc lbs (billions)
$6.00	Indicated	547.70	20.67	0.054	0.27	0.51	363.9	0.945	3.3	6.1
	Inferred	134.33	21.12	0.035	0.23	0.41	91.2	0.152	0.7	1.2

$10.00	Indicated	337.37	27.39	0.066	0.37	0.66	297.1	0.714	2.7	4.9
	Inferred	75.76	29.71	0.042	0.31	0.52	72.4	0.101	0.5	0.9

$15.00	Indicated	198.74	35.79	0.080	0.48	0.82	228.7	0.512	2.1	3.6
	Inferred	42.16	40.83	0.047	0.39	0.64	55.3	0.064	0.4	0.6

$20.00	Indicated	123.05	44.46	0.095	0.59	0.98	175.9	0.375	1.6	2.7
	Inferred	27.53	50.55	0.049	0.45	0.71	44.7	0.043	0.3	0.4

		Pozo de Plata Area (above cutoff)					Porphyry Zone (above cutoff)
NSR Cutoff $/t	Resource Class	Million Tonnes	Ag, g/t	Au g/t	Pb %	Zn %	Million Tonnes	Ag g/t	Au g/t	Pb %	Zn %
$6.00	Indicated	276.3	21.94	0.074	0.29	0.49	271.4	19.37	0.033	0.26	0.53
	Inferred	15.87	17.36	0.051	0.19	0.38	118.46	21.62	0.033	0.24	0.41

$10.00	Indicated	176.86	28.73	0.092	0.38	0.62	160.51	25.91	0.037	0.36	0.70
	Inferred	9.92	21.78	0.059	0.23	0.45	65.84	30.30	0.039	0.32	0.53

$15.00	Indicated	109.74	36.65	0.112	0.48	0.76	89.00	34.72	0.041	0.48	0.91
	Inferred	4.29	28.28	0.073	0.29	0.55	37.87	42.25	0.044	0.40	0.65

$20.00	Indicated	70.56	44.36	0.132	0.59	0.90	52.49	44.60	0.045	0.59	1.09
	Inferred	1.84	34.45	0.079	0.38	0.70	25.69	51.70	0.047	0.45	0.72

Resource tabulated on Levon mineral claims within a floating cone open pit geometry which went off the Levon mineral claims for waste stripping within the cone geometry. The floating cone geometry was defined using the following metal prices and mill recoveries to produce lead and zinc concentrates.

Metal	Price	Mill Recovery
		Pb Cone	Zn Cone.
Silver	25.00/ 01	60%	15%
Lead	1.00/ lb	70%
Zinc	1.00/ lb		70%
Gold	1200/ oz	No recover/ included to date

The resource is tabulated wholly within a revised open pit geometry that measures 2,600 m on strike, 2,100 m wide and a maximum of 600 m deep. An inverse distance block model to the 6th power using 150m spherical search was developed from the 203 drill holes encompassing 97,769 m of core drilling. The resource remains largely open to expansion through step out delineation and infill drilling on strike and beneath the modeled open pit.

To complete the Phase 4 resource delineation program  an expanded environmental permit is required for the 177 planned grid drill sites. M3 has completed the required field studies and submitted the permit application for approval on behalf of Levon.  Delineation and exploration drilling is possible for part of the expansion and exploration program on existing roads, agricultural fields and previously disturbed ground, under the NOM-120 regulations of Mexico.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2012

OVERALL PERFORMANCE (Continued)

Proposed Exploration

Phase 4 exploration drilling was a seamless continuation of the Phase 3 program.  Phase 4 is a fully funded $25M program with goals to 1) Complete delineation drilling of the first resource 2) Complete exploration drilling to make additional outlying discoveries that require grid drilling and 3) To further advance engineering studies on the first resource.  Phase 4 has 130,000 m core drilling planned.

SJ Geophysics and CORE Geophysics have completed fieldwork and data collection for 3D induced polarization (“IP”) and high resolution magnetotellurics (“MT”) surveys, respectively.  The IP and MT results have been compiled, interpreted and continue to be integrated with Cordero 3D exploration model for targeting and setting drill priorities. The surveys have been completed in the Cordero Porphyry Belt, the Porfido Norte Belt , 10 kilometers to the north  and the Perla Felsic Dome 5 kilometers to the south.

Levon has defined and initially tested a series of exploration targets south of Pozo de Plata Diatreme (Pasto del Sur Diatreme) and to the southwest in the Dos Mil Diez and Molina de Viento Diatremes.  Of the Cordero Porphyry Belt new porphyry controlled gold targets have been defined in the Porfido Norte Belt.  The Perla property is another mineralized felsic dome we staked 5 km south of the Cordero claims, which is targeted.  The targets have been prioritized for testing and initially drill tested in Phase 4 with mineralization of geologic significance encountered that require follow up in the future.

Exploration Potential

Cordero geology, metal assemblages and scale of the porphyry controlled mineralized centers appear to be most analogous with the Penasquito mine of GoldCorp.  We believe Cordero geology, mineralization and exploration results to date support this analogy and point to this scale of upside discovery potential at Cordero.  Cordero is in the early discovery stage of exploration.  The Phase 4 program is aimed at verifying the Penasquito scale upside potential and advance the engineering studies on the project.

For further details and maps of the Cordero project, please see our website: www.levon.com

For information on other non-material properties held by the Company, refer to the Company’s AIF, which is available on SEDAR at www.sedar.com.

Risks

Exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company’s future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The Company’s projections are estimates only based on management’s assessment of facts at the time of the projections. Management believes these projections to be reasonable but actual results may differ.

For more information on risks and uncertainties facing the Company, refer to the section below named Risk Factors.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2012

SELECTED ANNUAL INFORMATION

The following financial data is derived from the Company’s consolidated financial statements for the three most recently completed financial years:

	March 31, 2012 (IFRS)	March 31, 2011 (IFRS)	March 31, 2010 (CGAAP)
Total revenues	$ -	$ -	$ -
Loss before other items	(13,735,479)	(24,684,097)	(745,785)
Loss for the year	(13,124,833)	(24,642,101)	(730,892)
Loss per share	(0.07)	(0.31)	(0.01)
Total assets	184,859,967	145,255,935	2,263,984
Total liabilities	708,372	861,595	208,714
Working capital	58,048,017	19,608,972	1,864,226

The decrease in net loss before other items and net loss for the year is mainly attributed to a decrease in share-based payments recognized during the year.  During the year ended March 31, 2012, the Company recorded share-based payments of $251,082 (2011 - $15,538,692; 2010 - $237,846).  The higher balance in prior year is attributed to more stock options granted relative to the current year, resulting in the options granted in prior year having a higher black-scholes fair value.

The increase in total assets is mainly attributed to proceeds raised on share issuance.  During the year ended March 31, 2012, the Company completed a short–form prospectus financing by issuing 20,600,000 common shares at a price of $1.95 per common shares for gross proceeds of $40,170,000.  During the year ended March 31, 2011, the Company completed a brokered private placement of 13,334,000 units at a price of $0.75 per unit for gross proceeds of $10,000,500 and a non-brokered private placement.  The overall increase in proceeds raised resulted in an overall increase in working capital.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2012

RESULTS OF OPERATIONS

Year ended March 31, 2012 compared with the year ended March 31, 2011

During the year ended March 31, 2012, the Company’s net loss decreased by $11,517,268 from a net loss of $24,642,101 for the year ended March 31, 2011 to a net loss of $13,124,833 for the year ended March 31, 2012.  The overall increase in the net loss as compared to the prior year was due to the factors discussed below:

	2012	2011
Expenses
Consulting and management fees	$1,007,640	$620,000
Depreciation	12,211	5,205
Exploration	10,792,719	7,641,461
Foreign exchange loss	154,227	61,002
Listing and filing fees	309,261	67,286
Office, occupancy and miscellaneous	182,491	142,127
Professional fees	338,551	271,320
Salaries and benefits	234,249	106,281
Share-based payments	251,082	15,538,692
Shareholder relations and promotion	249,556	114,532
Travel	203,492	116,191

Loss before other items	(13,735,479)	(24,684,097)

Other items
Interest income	610,646	41,996

Net Loss for Year	(13,124,833)	(24,642,101)

Other Comprehensive Loss
Unrealized loss on investments	(15,616)	(554)

Total Comprehensive Loss for Year	$(13,140,449)	$(24,642,655)

Consulting and management fees

Consulting fees of $1,007,640 include payments to the CEO and President of the Company as well as consultants providing investor relation services.  Consulting fees increased by $387,640 during the year from $620,000 for the year ended March 31, 2011 to $1,007,640 during the year ended March 31, 2012.  The current year balance includes a $500,000 bonus paid to the CEO and President of the Company compared to a bonus of $125,000 during the year ended March 31, 2011.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2012

RESULTS OF OPERATIONS (continued)

Year ended March 31, 2012 compared with the year ended March 31, 2011 (continued)

Exploration expenditures

Exploration expenditures of $10,792,719 include $4,260,933 in drilling and exploration and $4,345,333 in geological and management services.  Exploration expenditures increased by $3,151,258 during the year from $7,641,461 during the year ended March 31, 2011 to $10,792,719 during the year ended March 31, 2012.  Overall increase is attributed to increased exploration activities during the year.

Foreign exchange loss

Foreign exchange loss increased by $93,225 from $61,002 during the year ended March 31, 2011 to $154,227 during the year ended March 31, 2012.  The increase in foreign exchange loss is mainly attributed to the weakening of the peso on net assets held in Mexico.

Listing and filing fees

Listing and filing fees increased by $241,975 from $67,286 during the year ended March 31, 2011 to $309,261 for the year ended March 31, 2012.  The increase is mainly attributed to additional costs incurred as a result of graduating from the TSX Venture Exchange to the TSX exchange.

Salaries and benefits

Salaries and benefits increased by $127,968 from $106,281 during the year ended March 31, 2011 to $234,249 during the year ended March 31, 2012.  Overall increase is attributed to increased business operations during the year as a result of acquiring 100% interest in the Cordero Property.

Share-based payments

Share-based payments decreased by $15,287,610 from $15,538,692 for the year ended March 31, 2011 to $251,082 for the year ended March 31, 2012.  Prior year’s higher balance is attributed to more stock options granted and vested and each option had a higher black scholes fair value.  During the year ended March 31, 2011, 13,465,000 stock options were granted compared to 675,000 stock options during the year ended March 31, 2012.

Shareholder relations and promotion

Shareholder relations and promotion increased by $135,024 from $114,532 during the year ended March 31, 2011 to $249,556 during the year ended March 31, 2012.  Additional shareholder relations and promotion expenses were incurred as the Company acquired 100% interest in the Cordero Property and graduated from the TSX Venture Exchange to the TSX exchange.

Travel

Travel expense increased by $87,301 from $116,191 during the year ended March 31, 2011 to $203,492 during the year ended March 31, 2012.  The increase is attributed to more travelling to promote the Company upon acquiring 100% interest in the Cordero Property and graduation from the TSX Venture Exchange to the TSX Exchange

Interest income

Interest income increased by $568,650 from $41,996 for the year ended March 31, 2011 to $610,646 for the year ended March 31, 2012.  The increase in interest income is attributed to the investment of cash raised from current year’s short-form financing whereby the Company issued 20,600,000 common shares at $1.95 per common share for gross proceeds of $40,170,000.  Unused funds were invested in GICs and treasury bills.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2012

RESULTS OF OPERATIONS (continued)

Three months ended March 31, 2012 compared with the three month ended March 31, 2011

During the three months ended March 31, 2012, the Company’s net loss decreased by $14,672,368 from a net loss of $17,680,838 for the three months ended March 31, 2011 to a net loss of $3,008,470 for the three ended March 31, 2012.   The overall increase in the net loss is mainly attributed to share-based compensation recognized in the three months ended March 31, 2012.

SUMMARY OF QUARTERLY RESULTS

Period ended	Mar 31 2012 Q4	Dec 31 2011 Q3	Sept 30 2011 Q2	June 30 2011 Q1	Mar 31 2011 Q4	Dec 31 2010 Q3	Sept 30 2010 Q2	Jun 30 2010 Q1
Loss before other items	(3,405,064)	(2,903,779)	(3,517,042)	(3,909,594)	(17,726,825)	(1,896,176)	(3,667,086)	(1,394,010)
Net Income (Loss)	(3,008,470)	(2,848,276)	(3,388,093)	(3,879,994)	(17,680,838)	(1,899,205)	(3,671,145)	(1,390,913)
Basic Loss per Share	(0.02)	(0.01)	(0.02)	(0.02)	(0.15)	(0.02)	(0.05)	(0.02)

All of the information above is presented in accordance with IFRS.

Quarterly results often fluctuate with changes in exploration and expenses and non-cash items such as share-based payments. In Q2 and Q4 of 2011, the Company granted 4,150,000 and 8,265,000 stock options respectively, representing two of the largest tranches granted in the last 8 quarters, resulting in significant spikes in the loss before other items. In fiscal 2012, the Company has expanded their operations and as a result have seen substantial increases in exploration and general and administrative costs

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations to date through the issuance of common shares.  Currently the Company has sufficient capital to conduct further exploration on its existing properties.  The consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The Company’s ability to continue as a going concern are dependent upon the continued support from its shareholders, the discovery of economically recoverable reserves, the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

As at March 31, 2012 the Company had working capital $57,967,027 compared to working capital of $19,608,972 at March 31, 2011.

Year Ended	March 31, 2012 (IFRS)	March 31, 2011 (IFRS)	March 31, 2010 (IFRS)
Working Capital	58,048,017	19,608,972	1,864,226
Deficit	62,899,323	50,010,304	25,385,572

The increase in working capital from March 31, 2011 to March 31, 2012 is mainly attributed to cash raised on issuance of share capital.  On May 19, 2011, the Company completed a short-form prospectus financing issuing 20,600,000 common shares at a price of $1.95 per common share for gross proceeds of $40,170,000. Total share issue costs of $3,304,614 were incurred for the private placement, including cash commission of $2,008,500 and 1,030,000 broker warrants valued at $950,766.  The increase in cash is also attributed to the exercise of options and warrants for proceeds of $14,830,470.  A partial amount of the proceeds raised was used for ongoing exploration activities.  The remaining unused balance was invested in treasury bills and guaranteed investment certificates. Currently the Company has sufficient capital to conduct further exploration on its existing properties.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2012

LIQUIDITY AND CAPITAL RESOURCES (continued)

The increase in working capital from March 31, 2010 to March 31, 2011 is mainly attributed to cash raised on issuance of share capital.  On August 31, 2010, the Company completed a brokered private placement of 13,334,000 units at a price of $0.75 per unit for gross proceeds of $10,000,500 and a non-brokered private placement of 1,471,353 units at a price of $0.75 per unit for gross proceeds of $1,103,515. Each unit consists of one common share and one-half of one common share purchase warrant. One whole warrant is exercisable into one additional common share at a price of $1.20 until February 29, 2012. Total share issue costs of $1,052,149 were incurred for the private placement, including cash commission of $525,026 and 1,066,720 broker warrants valued at $414,736.

The increase in deficit from March 31, 2011 to March 31, 2012 is mainly attributed to exploration expense of $11,500,480 recognized during the year.

The increase in deficit from March 31, 2010 to March 31, 2011 is mainly attributed to share-based payments recognized of $15,538,692 and exploration expense recognized of $7,623,760.  During the year ended March 31, 2011, the Company granted 13,465,000 stock options to employees, directors, officers and consultants.

CASH FLOW

	March 31, 2012	March 31, 2011
Cash used in operating activities	$(14,175,475)	$(8,596,702)
Cash provided by (used in) investing activities	(20,407,785)	12,097,169
Cash provided by financing activities	52,646,622	14,329,176
Increase in cash and cash equivalents	$18,063,362	$17,829,643
Foreign exchange effect on cash	(340,678)	166
Cash balance, beginning of the year	19,850,757	2,020,948
Cash balance, end of the year	$37,573,441	$19,850,757

Operating Activities:

Cash used in operating activities for the year ended March 31, 2012 was $14,175,475 compared to $8,596,702 for the year ended March 31, 2011.  The increase in cash used in operating activities is mainly attributed to an overall increase in business operations resulting in higher exploration expense, office expense, salaries and benefits and consulting fees.

Investing Activities:

Cash used in investing activities for the year ended March 31, 2012 was $20,407,785 compared to cash inflow of $12,097,169 for the year ended March 31, 2011.  Cash used in investing activities of $20,407,785 for the year ended March 31, 2012 includes purchase of investments of $20,478,548 compared to $Nil in 2011, cash used in equipment acquisitions of $89,237 compared to $27,391 in 2011, offset by recovery of expenditures on exploration and evaluation asset of $160,000 compared to $Nil in 2011.  During the year ended March 31, 2011, the Company received net proceeds of $5,178,768 on the acquisition of Valley High Ventures Ltd., and received advances from Valley High Ventures Ltd. in the amount of $6,945,792.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2012

CASH FLOW (Continued)

Financing Activities:

Cash provided in financing activities for the year ended March 31, 2012 was $52,646,622 compared to $14,329,176 for the year ended March 31, 2011.  Cash provided in financing activities for the year ended March 31, 2012 includes the issuance of 20,600,000 common shares at a price of $1.95 for net proceeds of $37,816,152, and the exercise of stock options, warrants and broker warrants for $14,830,470

OFF-BALANCE SHEET ARRANGEMNETS

The Company has not entered into any off-balance sheet transactions.

RELATED PARTY TRANSACTIONS

During the year ended March 31, 2012:

(a)
$326,263 (2011 - $159,267) was charged to the Company for office, occupancy and miscellaneous costs; shareholder relations and promotion; travel; salaries and benefits; and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors.

(b)	$6,291 (2011 - $3,386) was charged to the Company for exploration costs associated with the Company’s mineral properties in the state of Nevada from a public company with common directors.

(c)	$10,000 (2011 - $Nil) was paid for consulting fees to a private company controlled by a former officer of the Company.

The Company takes part in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one month’s notice by either party.

Due from related parties consists of the following:

	March 31, 2012	March 31, 2011	April 1, 2010
ABC Drilling (i)	$5,564	$5,564	$5,564
Frobisher Securities Inc. (i)	-	504	-
Stone’s Throw Capital (ii)	-	-	42,947
	$5,564	$6,068	$48,511

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2012

RELATED PARTY TRANSACTIONS (Continued)

Due to related parties consists of the following:

	March 31, 2012	March 31, 2011	April 1, 2010
Chevillion Exploration. (ii)	$225,147	$135,930	$57,698
Coral Gold Resources Ltd. (iii)	27,926	57,901	56,788
Oniva Group of Resource Companies (i)	66,646	34,184	24,426
	$319,719	$228,015	$138,912

(i)	Oniva, ABC Drilling and Frobisher Securities Inc. are private companies related by way of common management and directors.

(ii)	Chevillion Exploration and Stone’s Throw Capital are private companies controlled by a director and officer of the Company.

(iii)	Coral Gold Resources Ltd. is a public company related by way of common directors.

Accounts payable includes $13,063 (2011 - $6,773) owed to a public company related by way of common directors and $52,606 (2011 - $20,145) owed to a private company related by way of common management and directors.  Accrued liabilities includes $139,500 (2011 - $Nil) owed to a private company controlled by a director and officer of the Company.

Related party transactions are measured at the estimated fair values of the services provided or goods received.

Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended March 31, 2012 and 2011 are as follows:

	March 31, 2012	March 31, 2011
Salaries and benefits	56,262	$47,450
Consulting and management fees	1,225,176	626,063
Share-based payments	-	13,430,456
	$1,281,438	$14,103,969

i.)
Consulting and management fees paid to key management personnel increased by $599,133 from $626,063 during the year ended March 31, 2011 to $1,225,176 during the year ended March 31, 2012.  The increase is mainly attributed to a $500,000 bonus paid to the CEO and President of the Company during the year compared to a bonus of $125,000 paid during the year ended March 31, 2011, as well as $385,176 accrued to an officer of the Company during the year compared to $211,063 accrued during the year ended March 31, 2011.

ii.)
Share-based payments paid to management personnel decreased by $13,430,456 from $13,430,456 during the year ended March 31, 2011 to $Nil during the year ended March 31, 2012.  No stock options were granted to key management personnel during the year.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2012

PROPOSED TRANSACTIONS

The Company does not have any proposed transactions.

SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates under different assumptions and conditions.

Significant assumptions about the future and other sources of estimated uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

●	the recoverability of amounts receivable, which are included in the statements of financial position;
●	the carrying value and recoverable amount of exploration and evaluation assets;
●	the recoverability and estimated useful lives of property and equipment;
●	the recognition and measurement of deferred tax assets and liabilities;
●	the provisions including the estimated reclamation provisions and environmental obligations;
●	the determination of the assumptions used in the calculation of share-based payments; and
●	the allocation of proceeds for unit offerings between share capital and warrants.

RISK FACTORS

In addition to the other information presented in this MD&A, the following should be considered carefully in evaluating the Company and its business.  This MD&A contains forward-looking statements that involve risk and uncertainties.  The Company’s actual results may differ materially from the results discussed in the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this MD&A.

We will be required to raise additional capital to mine our properties.  The Company is currently in the exploration stage of its properties.  If the Company determines based on its most recent information that it is feasible to begin operations on its properties, the Company will be required to raise additional capital in order to develop and bring the properties into production.  Our ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, our properties, our prospects, metal prices, businesses competing for financing an our financial condition.  There can be no assurance that we will be able to raise funds, or to raise funds on commercially reasonable terms.

The commercial quantities of ore cannot be accurately predicted.  Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The mining industry is highly speculative and involves substantial risks.  The Company is engaged in mineral exploration and development activities which, by their nature, are speculative due to the high risk nature of the business.  Any investment in the common shares of the Company should be considered a highly speculative investment due to the nature of the Company’s business.  Such risk factors could materially affect the Company’s future financial results and could cause actual results and events to differ materially from those described in forward looking statements and forward looking information.

The Company’s properties are all at the exploration stage and have no proven reserves.  All of the Company’s properties are in the exploration stage only and are without a known body of ore.  If the Company does not discover a body of ore in its properties, the Company will search for other properties where they can continue similar work.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2012

RISK FACTORS (Continued)

The Company’s mineral exploration efforts may be unsuccessful.  Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Company’s properties.  In addition, the Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on the Company’s properties.  Even in the event commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production.  Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved.  The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices.  Most of these factors are beyond the control of the entity conducting such mineral exploration.  The Company is an exploration stage company with no history of pre-tax profit and no income from its operations

Competition for mineral land.  There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where the Company contemplates expanding its operations and conducting exploration activities.  Many participants are engaged in the mining business, including large, established mining companies.  Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties

Competition for recruitment and retention of qualified personnel.  We complete with other exploration companies, many of which have greater financial resources than us or are further in their development, for the recruitment and retention of qualified employees and other personnel.  Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and supplies.  If we require and are unsuccessful in acquiring additional personnel or other exploration resources, we will not be able to grow at the rate we desire or at all.

Uncertainty of exploration and development programs.  The Company’s profitability is significantly affected by the costs and results of its exploration and development programs.  As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to expand its mineral reserves, primarily through exploration, development, and strategic acquisitions.  Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful.  Among the many uncertainties inherent in any gold or silver exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities.  Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change.  Accordingly, the Company’s exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to expand current mineral reserves.

Licenses and permits.  The operations of the Company require licenses and permits from various governmental authorities.  The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits.  However, such licenses and permits are subject to change in various circumstances.  There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits as are required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Litigation.  Although the Company is not currently subject to litigation, it may become involved in disputes with other parties in the future, which may result in litigation.  Any litigation could be costly and time consuming and could divert our management from our business operations.  In addition, if the Company is unable to resolve any litigation favorably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2012

RISK FACTORS (Continued)

Acquisitions.  The Company undertakes evaluations of opportunities to acquire additional mining properties.  Any resultant acquisitions may be significant in size, may change the scale of the Company’s business, and may expose the Company to new geographic, political, operating, financial and geological risks.  The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully.  Any acquisitions would be accompanied by risks, such as a significant decline in the price of gold or silver, the ore body proving to be below expectations, the difficulty of assimilating the operations and personnel of any acquired companies, the potential disruption of the Company’s ongoing business, the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with customers and contractors as a result of any integration of new management personnel and the potential unknown liabilities associated with acquired mining properties.  In addition, the Company may need additional capital to finance an acquisition.  Historically, the Company has raised funds through equity financing and the exercise of options and warrants.  However, the market prices for natural resources are highly speculative and volatile.  Accordingly, instability in prices may affect interest in resource properties and the development of and production from such properties that may adversely affect the Company’s ability to raise capital to acquire and explore resource properties.  There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Conflict of interest.  Certain directors and officers of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interest in mineral properties.  Such associations may give rise to conflicts of interest from time to time.  The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of such transaction.

Dependence on management.  We are dependent on the services of key executives including our President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding.  Due to our relatively small size, the loss of these persons of our inability to attract and retain additional highly skilled employees required for our activities may have a material adverse effect on our business and financial condition.

Uncertainty of continuity as a going concern.  The continuation of the Company depends upon its ability to attain profitable operations and generate cash flow from operations and/or to raise equity capital through the sale of its securities.  As a result, there is uncertainty about the Company’s ability to continue as a going concern.  The Company’s financial statements do not include the adjustments that would be necessary if the Company were unable to continue as a going concern.

Limited and volatile trading volume.  Although the Company’s common shares are listed on the TSX, the United States Over the Counter Bulletin Board, referred to as the “OTCBB”, and the Frankfurt Stock Exchange, referred to as the “FSE”, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Company’s common shares and making it difficult for investors to readily sell their shares in the open market.  Without a liquid market for the Company’s common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility.  The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point.  These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2012

RISK FACTORS (Continued)

Market price is highly speculative.  The market price of metals is highly speculative and volatile.  Instability in metal prices may affect the interest in mining properties and the exploration, development and product ion of such properties.  If gold and silver prices substantially decline, this may adversely affect the Company’s ability to raise capital to explore for existing and new mineral properties.

The Company is subject to foreign currency fluctuations.  The Company operates in more than one country and the Company’s functional currency is the Canadian Dollar.  The Company’s officers are located in Canada, and certain of its mining exploration properties are located in Mexico and the United States.  The Company’s financial results are reported in Canadian Dollars.  Any appreciation in the currency of the United States, Mexico or other countries where we may carryout exploration activities against the Canadian or US Dollar will increase our costs of carrying out operations in such countries.  Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

Political or economic instability or unexpected regulatory change.  Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states.  Our mineral exploration activities could be adversely effected by:

•	political instability and violence;
•	war and civil disturbances;
•	expropriation or nationalization;
•	changing fiscal regimes;
•	fluctuations in currency exchange rates;
•	high rates of inflation;
•	underdeveloped industrial and economic infrastructure;
•	changes in the regulatory environment governing mineral properties; and
•	unenforceability of contractual rights

FINANCIAL INSTRUMENTS AND RISKS

The Company’s financial instruments consist of amounts receivable, reclamation deposits, accounts payable and due from/to related parties.  The carrying amounts of amounts receivable (excluding IVA and HST), reclamation deposits, and accounts payable are a reasonable estimate of their fair values due to their short term to maturity.  All cash equivalents comprise of cashable GIC’s with a maturity of one year or less and interest rates that range from 1.07% to 1.20%.

The Company’s financial instruments are exposed to certain financial risks, credit risk, liquidity risk and market risk.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.  Concentration of credit risk exists with respect to the Company’s cash and reclamation deposits as the majority of the amounts are held with a Canadian and a Mexican financial institution.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2012

FINANCIAL INSTRUMENTS AND RISKS (Continued)

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company has cash and cash equivalents at March 31, 2012 in the amount of $36,846,945 (March 31, 2011 - $19,850,757) in order to meet short-term business requirements. At March 31, 2012, the Company had current liabilities of $703,372 (March 31, 2011- $861,595). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without interest or stated terms of repayment.

Interest Rate Risk

The Company’s cash and cash equivalents consist of cash held in bank accounts, fixed income investments and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of March 31, 2012.  Future cash flows from interest income on cash will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency fluctuation related to its exploration and evaluation assets thereon, and accounts payable in US dollar balances and Mexican pesos (“MXN”). A significant change in the exchange rate between the Canadian dollar relative to the US dollar or Mexican pesos could have an effect on the Company’s financial position, results of operations and cash flows.

NEW ACCOUNTING STANDARDS

New accounting standards effective April 1, 2012

Amendments to IFRS 7 Financial Instruments: Disclosures - In October 2010, the IASB issued amendments to IFRS 7 that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its financial statements.

IAS 12 Income taxes - In December 2010, the IASB issued an amendment to IAS 12 that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its financial statements.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2012

RECENT ACCOUNTING PRONOUNCMENTS

New accounting standards effective April 1, 2013

IFRS 13 Fair Value Measurement - IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to IAS 1 Presentation of Financial Statements - The IASB has amended IAS 1 to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be reclassified into profit or loss in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine - IFRIC 20 addresses the accounting for overburden waste removal (stripping) costs in the production phase of a surface mine. Stripping activity may result in two types of benefits: i) inventory produced and ii) improved access to ore that will be mined in the future. Stripping costs associated with inventory production should be accounted for as a current production cost in accordance with IAS 2 Inventories, and those associated with improved access to ore should be accounted for as an addition to, or enhancement of, an existing asset.

Amendments to other standards - In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 10 to 13, IFRIC 20 and the amendments to other standards, is effective for the Company beginning on April 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new standards will have on its financial statements or whether to early adopt any of the new requirements.

New accounting standards effective April 1, 2015

IFRS 9 Financial Instruments - IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

IFRS 9 is effective for the Company beginning on April 1, 2015 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether to early adopt any of the new requirements.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2012

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The accounting policies in Note 2 of the March 31, 2012 financial statement have been applied in preparing the consolidated financial statements for the year ended March 31, 2012, the comparative information for the year ended March 31, 2011, and the preparation of an opening IFRS consolidated statement of financial position on the transition date, April 1, 2010.

In preparing its opening IFRS consolidated statement of financial position as at April 1, 2010, the Company has adjusted amounts reported previously in consolidated financial statements prepared in accordance with Canadian GAAP.

An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out below.

The guidance for the first time adoption of IFRS is set out in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’. Under IFRS 1 the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP charged to deficit, unless certain exemptions are applied. The Company has applied the following exemptions to its opening consolidated statement of financial position dated April 1, 2010:

•	IFRS 2 Share-based payment – to apply exemption to equity instruments that were granted on or before November 7, 2002; and

•	IFRS 3 Business Combinations – to apply exemption to business combinations that occurred before the transition date; and

•
Compound financial instruments – The Company has elected under IFRS 1 not to retrospectively separate the liability and equity components of any compound instruments for which the liability component is no longer outstanding at the transition date.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its consolidated statement of financial position as at the transition date, April 1, 2010:

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous Canadian GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of April 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2012

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Notes on GAAP – IFRS Reconciliations

(a)
IAS 12 exempts the recognition of a deferred tax liability where a taxable temporary difference arises on a transaction which is not a business combination, and at the time of the transaction, affects neither accounting profit nor taxable profit/loss. Therefore the Future Income Tax Liability previously recognized under GAAP on the acquisition of Valley High Ventures on March 25, 2011, which was capitalized to mineral properties, is reversed to conform with IFRS.

(b)
IFRS 2 requires that, in respect of share-based awards with vesting conditions, each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is recognized over the vesting period of the respective tranches. In contrast, the Company recognized share-based compensation on stock options granted prior to the transition date on the straight-line method under Canadian GAAP.

In addition, the implementation guidance of IFRS 2 recommends that the fair value of equity instruments issued to non-employees for services provided to the Company, where the fair value of the instruments cannot be directly determined by reference to the fair value of the services provided, should be measured over the period during which the services are rendered. Under Canadian GAAP, the Company measured the fair value of such equity instruments at each vesting and reporting date, rather than over the period of performance.

As noted earlier, the Company has elected to apply the exemption allowed by IFRS 1 with respect to equity instruments issued and vested prior to transition date. However, several adjustments were required for options not yet fully vested at April 1, 2010 and those options granted during the year ended March 31, 2011, in order to recognize share-based compensation arising thereon.

(c)
IAS 1 requires an entity to present, for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. The Company examined its “contributed surplus” account and concluded that as at the April 1, 2010 transition date and the comparative dates of March 31, 2011, part of the contributed surplus related to the fair value of options issued as share-based awards, and part to warrants issued under private placements.

Therefore, at April 1, 2010 the fair value attributable to options and warrants outstanding at that date was transferred from Contributed surplus to an “Equity settled share-based payment reserve” and a “Reserve for warrants”, respectively. The remaining balance of contributed surplus, which reflected the fair value of options and warrants no longer outstanding, was transferred to Deficit, as permitted by IFRS 2.

(d)
IAS 16 requires that depreciation of plant, property and equipment be disclosed. Previously, this expense was included within the “Office, occupancy and miscellaneous” expense on the face of the statement of operations. Under IFRS it will now be separately disclosed thereon.

(e)
On transition to IFRS, the Company elected to change its accounting policy to expensing all exploration expenditures, so as to align itself with policies applied by other comparable companies at a similar stage in the mining industry.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2012

OUTSTANDING SHARE DATA

The following is the Company’s outstanding share data as of March 31, 2012 and June 29, 2012:

Common Shares:  199,754,423 as of March 31, 2012 and 199,754,423 as of June 29, 2012

Stock Options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Mar 31/12)	Number of Shares Remaining Subject to Options (Jun 29/12)
September 14, 2012	$0.35	100,000	100,000
April 28, 2014	$0.25	325,000	325,000
January 28, 2015	$0.70	200,000	200,000
June 14, 2012	$0.85	100,000	0
June 14, 2012	$1.25	100,000	0
July 20, 2015	$0.65	400,000	400,000
September 3, 2015	$1.00	3,450,000	3,400,000
November 15, 2013	$1.25	500,000	500,000
March 25, 2016	$1.65	8,115,000	8,040,000
October 3, 2013	$1.50	200,000	200,000
October 3, 2016	$1.50	225,000	225,000
November 21, 2013	$1.50	250,000	250,000
May 15, 2017	$1.00	-	750,000
June 7, 2017	$1.00	-	100,000
TOTAL:		13,965,000	14,490,000

Broker’s Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Mar 31/12)	Number of Underlying Shares (Jun 29/12)
November 19, 2012	$1.95	1,030,000	1,030,000
TOTAL:		1,030,000	1,030,000

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2012

COMMITMENT

The Company has entered into consulting agreements expiring in 2014.  The Company’s commitment for future minimum payments in respect of these agreements is as follows:

	March 31, 2012	March 31, 2011
Not later than 1 year	$129,765	$15,435
Later than one year and no later than 5 years	1,005,161	43,941
	$1,134,926	$59,376

During the period, the Company entered into a three year contract with a private company controlled by the CEO with a monthly payment of $25,000.

During the period, the Company entered into a three year contract with a private company controlled by the VP Exploration with a monthly payment of $15,000.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS.  Management is also responsible for the design of the Company’s internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

The Company’s internal controls over financial reporting include policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the  consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s internal controls over financial reporting and has concluded that internal controls over financial reporting were effective as at March 31, 2012.

There has been no change in the Company’s internal controls over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2012

SUBSEQUENT EVENTS

On March 26, 2012, Ms. Lisa Sharp resigned as CFO and Ms. Annie Chan was appointed CFO of the Company.

On May 14, 2012, Mr. David Wolfin resigned as VP Finance of the Company

Subsequent to March 31, 2012, the Company granted 250,000 stock options to an employee providing investor relations services.  The stock options are exercisable at $1.00 for five years and vests 25% every three months over a twelve month period.

Subsequent to March 31, 2012, the Company granted 600,000 stock options to a director, officer and employee of the Company.  The stock options are exercisable at $1.00 for five years and vest 25% every three months over a year.

Subsequent to March 31, 2012, 325,000 stock options expired unexercised.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of June 29, 2012. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements, except as required by law. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by forward-looking statements contained in this MD&A, include but are not limited to risks and uncertainties related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other resources; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those risk factors outlined in the Company's most recent AIF.

LEVON RESOURCES LTD.